UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 1-01520
NOTIFICATION OF LATE FILING	CUSIP NUMBER 368682100

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: August 31, 2013

☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K ☐ Transition Report on Form 10-Q ☐ Transition Report on Form N-SAR

For the Transition Period Ended: xxx

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
GenCorp Inc.
Full Name of Registrant
Former Name if Applicable 2001 Aerojet Road
Address of Principal Executive Office (Street and Number) Rancho Cordova, CA 95742
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant was unable to file its Form 10-Q for the fiscal quarter ended August 31, 2013 (the “Report”) without unreasonable effort or expense due to delays in obtaining and compiling information for inclusion in the Report.  The Report will be filed on or before the 5th calendar day following the prescribed due date.

PART IV— OTHER INFORMATION

(1)    Name and telephone number of person to contact in regard to this notification

Kathleen E. Redd	(916)	355-4000
(Name)	(Area Code)	(Telephone Number)

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).  ☒ Yes    ☐ No

(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☒ Yes    ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On June 14, 2013, GenCorp Inc. (the “Company”) completed the acquisition of the Pratt & Whitney Rocketdyne division, the largest liquid rocket propulsion designer, developer, and manufacturer in the U.S., from United Technologies Corporation.  The Company’s results of operations for the quarter ended August 31, 2013 will reflect the results of operations of the Pratt & Whitney Rocketdyne division.  The Registrant is unable to provide a reasonable estimate in this Form 12b-25 of the results without unreasonable effort or expense due to delays in obtaining and compiling the necessary information.

GenCorp Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	October 10, 2013	By	/s/ Kathleen E. Redd
Kathleen E. Redd, Chief Financial Officer